NFO WORLDWIDE, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                          PAGE
                                                                          NUMBER
                                                                          ------


Consolidated Financial Statements for the years ended December 31, 1998, 1997 and 1996:


   Reports of Independent Public Accountants..........................  F2 & F3

   Consolidated Balance Sheets........................................  F4

   Consolidated Income Statements.....................................  F5

   Consolidated Statements of Stockholders' Equity....................  F6

   Consolidated Statements of Cash Flows..............................  F7

   Notes to Consolidated Financial Statements.........................  F8

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors and Stockholders of NFO Worldwide, Inc.:

We have audited the accompanying consolidated balance sheets of NFO Worldwide, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 1997 and 1996 financial statements of The MBL Group plc, included in the consolidated financial statements of NFO Worldwide, Inc., which statements reflect total assets and total revenues of 13 percent and 26 percent, respectively, in 1997, and total revenues of 25 percent in 1996, of the related consolidated totals, after adjustment to reflect translation into U.S. dollars and generally accepted accounting principles in the United States. The financial statements of The MBL Group plc, prior to those adjustments, were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for The MBL Group plc, is based solely on the report of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NFO Worldwide, Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The schedule referred to in Item 14 is presented for the purpose of complying with the Securities and Exchange Commission's rules and is not part of the consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the consolidated financial statements and, in our opinion, based on our audit and the report of other auditors, fairly states in all material respects the financial data required to be set forth therein in relation to the consolidated financial statements taken as a whole.

/s/ ARTHUR ANDERSEN LLP
-----------------------
New York, New York,
February 26, 1999, except for Note 21, as to which the date is March 26, 1999

REPORT OF THE AUDITORS TO THE SHAREHOLDERS OF THE MBL GROUP PLC

We have audited the financial statements of The MBL Group plc as of December 31, 1997, and for each of the years ended December 31, 1997 and 1996, which have been prepared under the historical cost convention and in accordance with generally accepted accounting principles applicable in the United Kingdom.

Respective Responsibilities of Directors and Auditors

The Company's directors are responsible for the preparation of financial statements. It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

Basis of Opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board which are substantially the same as those followed in the United States. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion, the financial statements give a true and fair view of the state of affairs of the group as of December 31, 1997, and of the group's profit and cash flows for each of the years ended December 31, 1997 and 1996, and have been properly prepared in accordance with generally accepted accounting principles in the United Kingdom.

/s/ Soteriou Banerji
--------------------
Registered Auditors and Chartered Accountants
253 Gray's Inn Road
London, WC1X 8QT
Date February 23, 1998

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 1998 AND 1997 (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                           1998             1997
                                                                                           ----             ----
Assets
Current Assets
  Cash and Cash Equivalents                                                            $  17,739            $   8,055
  Receivables:
    Trade, Less Allowance for Doubtful Accounts
    of $967 and $471 in 1998 and 1997, respectively                                       98,250               47,044
  Unbilled Receivables                                                                    22,524                8,698
  Prepaid Expenses and Other Current Assets                                               15,524                7,035
                                                                                         ----------------------------
    Total Current Assets                                                                 154,037               70,832
Property and Equipment, Net (Note 3)                                                      44,472               19,917
Customer Lists, Goodwill and Other Intangible Assets (Note 4)                            231,225               74,409
Other Assets                                                                              22,064                5,116
                                                                                         ----------------------------
Total Assets                                                                           $ 451,798            $ 170,274
                                                                                         ============================
Liabilities and Stockholders' Equity
Current Liabilities
  Current Maturities of Long-Term Debt (Note 5)                                        $     396            $     346
  Accounts Payable                                                                        31,945                9,139
  Accrued Liabilities (Note 6)                                                            63,122               18,757
  Customer Billings in Excess of Revenues Earned                                          26,659               14,126
                                                                                         ----------------------------
    Total Current Liabilities                                                            122,122               42,368
                                                                                         ----------------------------

Long-Term Liabilities
  Long-Term Debt, Less Current Portion (Note 5)                                          190,657               24,823
  Accrued Pension, Postretirement Benefits and Other (Notes 9 and 10)                     14,092                4,123
                                                                                         ----------------------------
    Total Long-Term Liabilities                                                          204,749               28,946
                                                                                         ----------------------------
    Total Liabilities                                                                    326,871               71,314
                                                                                         ----------------------------

Commitments and Contingencies (Notes 7 and 16)

Minority Interest                                                                          3,164                2,236

Stockholders' Equity (Note 11)
  Common Stock, Par Value $.01 per Share; 60,000 Shares
    Authorized; 21,401 and 20,730 Shares Issued and
    Outstanding at December 31, 1998 and 1997, respectively                                  214                  208
  Additional Paid-In Capital                                                              63,723               51,766
  Retained Earnings                                                                       60,535               46,045
  Accumulated Other Comprehensive Loss:
   Minimum Pension Liability, Net of Income Taxes (Note 9)                                  (631)                (346)
  Foreign Currency Translation Adjustment                                                 (2,078)                (949)
                                                                                       ------------------------------
Total Stockholders' Equity                                                               121,763               96,724
                                                                                        -----------------------------
Total Liabilities and Stockholders' Equity                                             $ 451,798            $ 170,274
                                                                                         ============================

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED INCOME STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996 (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                      1998              1997                  1996
                                                                      ----              ----                  ----
Revenues                                                           $275,351            $190,229            $154,943
Costs and Expenses
  Cost of Revenues                                                  127,006              83,357              66,693
  Selling, General and Administrative                               109,023              76,705              61,591
  Amortization (Note 4)                                               5,080               4,094               2,926
  Depreciation (Note 3)                                               4,914               2,798               2,356
                                                                   --------            --------            --------
Operating Income                                                     29,328              23,275              21,377
Interest Expense, Net (Note 12)                                       3,750                 669                  38
Equity Interest in Net Loss of Affiliated
     Companies and Other (Note 19)                                      221                 200                 318
                                                                   --------            --------            --------
Income Before Income Taxes and Minority Interest                     25,357              22,406              21,021
Provision for Income Taxes (Note 8)                                  10,489               8,895               8,983
                                                                   --------            --------            --------
Net Income Before Minority Interest                                  14,868              13,511              12,038
Minority Interest                                                       378               1,006               1,422
                                                                   --------            --------            --------
Net Income                                                         $ 14,490            $ 12,505            $ 10,616
                                                                   ========            ========            ========
Earnings per Share (Note 13):
Basic                                                              $    .68            $    .62            $    .53
                                                                   ========            ========            ========

Diluted                                                            $    .67            $    .60            $    .51
                                                                   ========            ========            ========

Weighted Average Number of Common Shares
     Outstanding and Common Equivalent Shares
     During the Period:
Basic                                                                21,154              20,265              19,911
                                                                   ========            ========            ========

Diluted                                                              21,704              20,832              20,746
                                                                   ========            ========            ========

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996 (IN THOUSANDS)

                                                                                           Accumulated
                                                                     Additional               Other         Total
                                                    Common  Common    Paid-In   Retained  Comprehensive  Stockholders Comprehensive
                                                    Shares   Stock    Capital   Earnings  Income (Loss)     Equity       Income
                                                    ------   -----    -------   --------  -------------     ------       ------

Balance at December 31, 1995                        18,777  $   94   $ 27,343   $ 24,374      $ (585)      $  51,226
   Net Income                                                                     10,616                      10,616   $ 10,616
   Reduction of Minimum Pension Liability,
     Net of Income Taxes of $240 (Note 9)                                                        346             346        346
     Translation Adjustments                                                                     300             300        300
                                                                                                                       --------
     Comprehensive Income                                                                                              $ 11,262
                                                                                                                       ========
     Acquisitions (Note 18)                          1,128       8     12,077                                 12,085
     Stock Split (Note 11)                                      31        (31)                                     -
     Conversion of Note Payable                         33                141                                    141
     Dividends to Former Stockholders of the MBL
       Group Prior to Merger (Note 11)                                            (1,450)                     (1,450)
     Other Issuances                                   117       1      1,132                                  1,133
                                                  ------------------------------------------------------------------
Balance at December 31, 1996                        20,055     134     40,662     33,540          61          74,397

     Net Income                                                                   12,505                      12,505    $ 12,505
     Accrual of Minimum Pension Liability,
       Net of Income Taxes of ($6) (Note 9)                                                      (23)            (23)       (23)
     Translation Adjustments                                                                  (1,333)         (1,333)    (1,333)
                                                                                                                         -------
     Comprehensive Income                                                                                               $ 11,149
                                                                                                                        ========
     Acquisitions (Note 18)                            497       4      7,713                                  7,717
     Stock Split (Note 11)                                      68        (68)                                     -
     Conversion of Note Payable                         17       1         83                                     84
     Tax Benefit on Exercised Options (Note 11)                         2,439                                  2,439
     Payment of Non-Recourse Notes (Note 11)                               11                                     11
     Other Issuances                                   161       1        926                                    927
                                                  ------------------------------------------------------------------
Balance at December 31, 1997                        20,730     208     51,766     46,045      (1,295)         96,724
     Net Income                                                                   14,490                      14,490    $ 14,490
     Accrual of Minimum Pension Liability,
       Net of Income Taxes of ($227)(Note 9)                                                    (285)           (285)       (285)
     Translation Adjustments                                                                  (1,129)         (1,129)     (1,129)
                                                                                                                        --------
     Comprehensive Income                                                                                               $ 13,076
                                                                                                                        ========
     Acquisitions (Note 18)                            468       4      8,655                                  8,659
     Tax Benefit on Exercised Options (Note 11)                         1,778                                  1,778
     Payment of Non-Recourse Notes (Note 11)                                7                                      7
     Other Issuances                                   203       2      1,517                                  1,519
                                                  ------------------------------------------------------------------
Balance at December 31, 1998                        21,401  $  214   $ 63,723   $ 60,535      $(2,709)     $ 121,763
                                                  ==================================================================

The shares presented reflect 3-for-2 stock splits effected on October 15, 1997, and February 5, 1996 (Note 11).

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996 (IN THOUSANDS)

                                                                         1998              1997             1996
----------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities
  Net Income                                                   $       14,490     $      12,505      $    10,616
  Adjustments to Reconcile Net Income to Net Cash Provided
    by Operating Activities:
     Minority Interest                                                    378             1,006            1,422
Amortization                                                            5,080             4,094            2,926
Depreciation                                                            4,914             2,798            2,356
Deferred Income Taxes                                                     712              (440)             430
Equity Interest in Net Loss of Affiliated Companies                        57               200              318
Dividends Paid to Minority Interest                                      (175)             (369)            (695)
Other                                                                    (687)              103               82
                                                                  ----------------------------------------------
  Subtotal                                                             24,769            19,897           17,455

   Change in Assets and Liabilities that Provided (Used) Cash,
    Net of Effects of Acquisitions:
     Trade Receivables                                                 (8,035)           (7,926)          (7,044)
     Unbilled Receivables                                              (5,211)           (4,735)            (478)
     Prepaid Expenses and Other Current Assets                            332              (398)          (1,645)
     Accounts Payable and Accrued Liabilities                           3,800             3,347            2,435
     Customer Billings in Excess of Revenues Earned                     4,636               776             (684)
     Other, Net                                                          (889)             (104)            (514)
                                                                  ----------------------------------------------
  Net Cash Provided by Operating Activities                            19,402            10,857            9,525
                                                                  ----------------------------------------------

Cash Flows From Investing Activities
  Acquisitions (Net of Cash Acquired)                               (134,244)           (20,020)          (7,258)
  Capital Expenditures (Net of Minor Disposals)                      (13,793)            (9,030)          (4,460)
  Purchase of Intangible Assets                                         (509)              (640)             (70)
  Investments in Affiliated Companies                                    (65)              (820)            (872)
                                                                  ----------------------------------------------
  Net Cash Used in Investing Activities                             (148,611)           (30,510)         (12,660)
                                                                  -----------------------------------------------
Cash Flows From Financing Activities
  Issuance of Common Stock, Net of Expenses                            1,519                938              769
  Payments on Long-Term Debt                                         (69,142)            (4,938)         (12,251)
  Dividends Paid to Subsidiary Shareholders (Note 11)                     --               (988)            (472)
  Proceeds from Line of Credit and Other Long-Term Debt              208,241             24,464           14,000
  Debt Issuance Costs                                                 (1,115)                --               --
                                                                  ----------------------------------------------
    Net Cash Provided by Financing Activities                        139,503             19,476            2,046
                                                                  ----------------------------------------------
Effect of Exchange Rate Changes on Cash                                 (610)            (1,347)             138
                                                                  ----------------------------------------------
Increase (Decrease) In Cash and Cash Equivalents                        9,684            (1,524)            (951)
Cash and Cash Equivalents, Beginning of Period                          8,055             9,579           10,530
                                                                  ----------------------------------------------
Cash and Cash Equivalents, End of Period                            $  17,739       $     8,055      $     9,579
                                                                  ==============================================

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996

1. BUSINESS

NFO Worldwide, Inc., together with its subsidiaries (the "Company"), is a leading provider of research-based marketing information and counsel to the worldwide business community, including over 3,000 clients globally. The Company combines in-depth knowledge of key market sectors - consumer packaged goods and foods, healthcare, financial services, information technology, automotive, travel and leisure, and business-to-business - with innovative data collection methodologies and value added products. Key products and services include continuous brand tracking, online research, consumer panels, and multi-country research, as well as market evaluation, product development, customer satisfaction, pricing, distribution and advertising awareness.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION - The consolidated financial statements include the accounts of NFO Worldwide, Inc. and all its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

REVENUE RECOGNITION - The Company recognizes revenue on projects, which are substantially all short-term, by generally applying recent historical contribution margins to project costs as incurred. A provision for anticipated losses is recorded in the period in which they first become determinable.

CASH AND CASH EQUIVALENTS - The Company considers all investments with a maturity of three months or less when purchased to be cash equivalents.

DEPRECIATION - The Company provides depreciation over the estimated useful lives of the depreciable assets using the straight-line method.

INTANGIBLE ASSETS - The Company provides amortization of these assets using the straight-line method over their estimated period of benefit or contractual life, principally as follows:

                         Years
------------------------------
Customer Lists            7-20
Goodwill                 20-40

The Company periodically evaluates the recoverability of goodwill and other intangible assets by assessing whether the unamortized intangible assets can be recovered from undiscounted future cash flows from operations.

SYNDICATED PROGRAMS - The Company capitalizes costs associated with certain syndicated programs that have on-going value in excess of one year. Such costs are amortized in proportion to anticipated revenues over the expected useful lives of the programs.

PANEL - The Company enhances and rebuilds its Panel on a continuous basis, and the related costs are charged to expense as incurred. The Company expensed $1,649,000, $1,164,000, and $1,347,000 on Panel enhancing and rebuilding in 1998, 1997 and 1996, respectively.

INCOME TAXES - Deferred income taxes are recorded to reflect the tax consequences of differences between the tax bases of the Company's assets and liabilities and their financial reporting amounts at each balance sheet date.

INVESTMENTS IN AFFILIATED COMPANIES - Investments in affiliated companies are accounted for using the equity method, under which the Company's share of earnings of these affiliates is reflected in income as earned and dividends are credited against the investment in affiliated companies when received.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996 (continued)

FAIR VALUE OF FINANCIAL INSTRUMENTS - The following methods and assumptions were used to estimate the fair value of each category of the Company's financial instruments:

     CASH AND SHORT-TERM FINANCIAL INSTRUMENTS - The carrying amount approximates fair value due to the short maturity of these instruments.

     LONG-TERM FINANCIAL INSTRUMENTS - The fair value has been estimated using the expected future cash flows discounted at market interest rates as adjusted for conversion privileges. Fair value of long-term debt approximated the carrying amount at December 31, 1998 and 1997.

USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NET INCOME PER SHARE - Basic net income per share is computed using the weighted average number of common shares outstanding during the period. Diluted net income per share reflects the dilutive effect of common equivalent shares and increased shares that would result from contingently issuable common shares. The effects of anti-dilution are not presented. The 1996 earnings per share amounts have been restated in accordance with Statement of Financial Accounting Standards No. 128.

3.PROPERTY AND EQUIPMENT

Property and equipment, at cost, consists of the following at December 31 (in thousands):

                                                              Estimated
                                                           Useful Lives              1998         1997
----------------------------------------------------------------------------------------------------------------
Land                                                                              $  1,703     $ 1,703
Buildings and Leasehold Improvements                   10-40 years                  22,435       5,888
Data Processing and Communications Equipment             3-5 years                  14,205      11,711
Furniture and Other Equipment                            4-8 years                  21,777       8,372
Construction in Progress                                                               909       3,421
                                                                                  ---------------------
      Total                                                                         61,029      31,095
Less Accumulated Depreciation and Amortization                                     (16,557)    (11,178)
                                                                                  ---------------------
      Total                                                                       $ 44,472    $ 19,917
                                                                                  =====================

The Construction in Progress in 1998 and 1997 relates to the expansion of the Company's facilities in Greenwich, Connecticut, and Toledo, Ohio, respectively. Certain items in the prior year have been reclassified for consistency with the current year presentation.

4. INTANGIBLE ASSETS

Intangible assets consist of the following at December 31 (in thousands):


                                                                                     1998         1997
----------------------------------------------------------------------------------------------------------------

Goodwill, Net of Amortization of $8,617 and
 $5,440 in 1998 and 1997, respectively                                             $215,952    $ 59,976
Customer Lists, Net of Amortization of
 $7,700 and $6,284 in 1998 and 1997, respectively                                    13,105      13,615
Other, Net of Amortization of $2,931 and
 $2,262 in 1998 and 1997, respectively                                                2,168         818
                                                                                  ---------------------
     Total                                                                         $231,225     $74,409
                                                                                  =====================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996 (continued)

In 1997, the Company wrote off the unamortized balance of Goodwill of $568,000 associated with AMS, the Company's expert computer software company. This amount is included in amortization expense on the accompanying consolidated income statements. Certain items in the prior year have been reclassified for consistency with the current year presentation.

5.    LONG-TERM DEBT

Long-term debt consists of the following at December 31 (in thousands):

                                                                                           1998             1997
----------------------------------------------------------------------------------------------------------------
Note Payable to Banks under a Revolving Credit Agreement Due
   March 2003, with Interest Ranging Between 4.3 Percent and 6.9 Percent              $  53,045        $  23,500
Series A Senior Notes                                                                    17,000               --
Series B Senior Notes                                                                    38,000               --
Subordinated Notes                                                                       17,000               --
March 1998 Senior Notes                                                                  40,000               --
Term Loans                                                                               16,484               --
Capitalized Leases                                                                        4,371               --
Industrial Development Revenue Bonds                                                         --              772
Other                                                                                     5,153              897
                                                                                      --------------------------
     Total                                                                              191,053           25,169
                                                                                      --------------------------
Less Current Maturities                                                                    (396)            (346)
                                                                                      --------------------------
     Total                                                                            $ 190,657        $  24,823
                                                                                      ==========================


On November 20, 1998, the Company privately placed an aggregate principal amount of $72 million of Senior and Subordinated Notes. The private placement consisted of $17 million of Series A Senior Notes due November 15, 2005, $38 million of Series B Senior Notes due November 15, 2008, and $17 million of 9.84 percent Subordinated Notes due November 15, 2008. The Series A Senior Notes and the Series B Senior Notes bear interest at fixed annual rates of 7.48 percent and
7.82 percent, respectively, and contain provisions whereby these annual rates will be reduced to 7.18 percent and 7.52 percent, respectively, provided the Company satisfies certain conditions prior to September 30, 1999 (see Note 21). The Notes are guaranteed by certain subsidiaries of the Company and were used to finance a portion of the acquisition of Infratest Burke (see Note 18) and to pay related fees and expenses.

On March 9, 1998, the Company successfully concluded a private placement of $40 million in fixed rate Senior Notes and entered into a $75 million revolving credit agreement. Borrowings under these combined $115 million credit facilities are unsecured, the proceeds of which were used to refinance the Company's then-existing debt of approximately $32 million and to finance acquisitions, capital expenditures, and working capital. The $75 million revolving credit facility has an ultimate maturity date of March 2003 and enables the Company to borrow in multiple currencies at interest rates tied to LIBOR or the prime rate, at the Company's option. The $40 million in Senior Notes are due March 1, 2008, bear interest at the fixed rate of 6.83 percent and are to be repaid in equal annual installments of approximately $5.7 million starting in the year 2002.

In conjunction with the Infratest Burke acquisition and the financing thereof, the Company amended its $75 million revolving credit facility and its $40 million Senior Notes, each originally dated March 9, 1998. The amendments provide, among other things, that the Company's obligations will be guaranteed by certain subsidiaries of the Company. In addition, the amendments increased the rates at which interest annually accrues under the obligations from 6.43 percent to 6.83 percent.

Infratest Burke has three separate term loans: $5 million, DM 9 million, and DM 10 million. The $5 million and DM 9 million term loans have maturity dates of September 2002 and bear interest at the three-month LIBOR rate (as defined in the respective agreements) plus .75 percent (6.03 percent and 4.40 percent at December 31, 1998, respectively). The DM 10 million term loan matures October 2003 and bears interest at the Euro market rate plus .5 percent (3.875 percent at December 31, 1998).

Certain of the Company's subsidiaries have capitalized lease obligations. The leases mature between 2002 and 2005 and bear interest at rates ranging between
6.6 percent and 10.26 percent. The leases were collateralized by real estate and equipment having a net book value of $4.7 million at December 31, 1998.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996 (continued)

The Industrial Development Revenue Bonds were due in monthly installments of $10,000 plus interest at 80 percent of the prime rate (effective rate of 6.8 percent at December 31, 1997) and were repaid in 1998. The Bonds were collateralized by real estate with a net book value of $1,296 at December 31, 1997.

The Company's financing arrangements contain certain financial and non-financial restrictive covenants that, among other things, require the Company to maintain certain leverage and cash flow ratios. A material adverse change in the Company's financial condition or results of operations may constitute default under the agreements.

Required principal payments on long-term debt and other obligations are as follows at December 31, 1998 (in thousands):

1999                                             $    396
2000                                                5,298
2001                                                3,712
2002                                               25,234
2003                                               73,553
Thereafter                                         82,860
                                                 --------
     Total                                       $191,053
                                                 =========
6.    ACCRUED LIABILITIES

Accrued liabilities consist of the following at December 31 (in thousands):
                                                       1998             1997
                                                 ------------------------------
Accrued Compensation and Payroll Taxes           $    19,092      $     5,031
Income Taxes Payable (Note 8)                          8,901            1,075
Accrued Vacation                                       4,110            1,089
Purchase Price Payable (Note 18)                       4,566            4,229
Accrued Pension (Note 9)                                 192              350
Accrued Profit Sharing (Note 9)                        4,522              812
Other Accrued Liabilities                             21,739            6,171
                                                 ------------------------------
     Total                                       $    63,122      $    18,757
                                                 ============================

7.    OPERATING LEASES

The Company leases office space and equipment under noncancelable operating leases that expire at various dates through 2011. Certain of these leases are subject to rent review and contain escalation clauses. Future minimum annual payments required under the noncancelable leases are as follows at December 31, 1998 (in thousands):


1999                                             $18,204
2000                                              13,884
2001                                              11,136
2002                                               8,770
2003                                               6,077
Thereafter                                        24,913
                                                 -------
     Total                                       $82,984
                                                 =======

Rental expense for the years ended December 31, 1998, 1997 and 1996, including leases on a month-to-month basis, was approximately $9,485,000, $6,306,000, and $4,189,000, respectively.

Certain of the Company's subsidiaries rent space in office buildings owned or partially owned by officers of the subsidiaries. Such rents, which were approximately $.8 million and $.5 million in 1998 and 1997, respectively, are believed to be consistent with arms length transactions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996 (continued)

8.    INCOME TAXES

Income Before Income Taxes and Minority Interest is as follows for the years ended December 31 (in thousands):

                                                                         1998              1997             1996
----------------------------------------------------------------------------------------------------------------
Income Before Income Taxes and Minority Interest:
   U.S.                                                           $    19,971       $    18,066      $    17,115
   Foreign                                                              5,386             4,340            3,906
                                                                  ----------------------------------------------
     Total                                                        $    25,357       $    22,406      $    21,021
                                                                  ==============================================

The provision for income taxes is as follows for the years ended December 31 (in thousands):
                                                                         1998              1997             1996
----------------------------------------------------------------------------------------------------------------
Current Provision:
   Federal                                                        $     5,052       $     6,650      $     6,193
   State and Local                                                      1,759             1,553            1,150
   Foreign                                                              2,966             1,118            1,210
                                                                  ----------------------------------------------
     Total                                                              9,777             9,321            8,553
                                                                  ----------------------------------------------
Deferred Provision (Credit):
   Federal                                                                661              (621)             256
   State and Local                                                         76              (106)              46
   Foreign                                                                (25)              301              128
                                                                  ----------------------------------------------
     Total                                                                712              (426)             430
                                                                  ----------------------------------------------
     Total Provision                                              $    10,489       $     8,895      $     8,983
                                                                  ==============================================

Temporary differences giving rise to the recorded deferred income tax asset and liability are as follows at December 31 (in thousands):

                                                                                           1998             1997
----------------------------------------------------------------------------------------------------------------
Asset:
   Pension, Postretirement Benefits and Deferred Compensation                       $     1,481      $     1,228
   Vacation                                                                                 516              389
   State and Local Taxes                                                                    611              355
   Other                                                                                    571              729
                                                                                    ----------------------------
     Total Asset                                                                    $     3,179      $     2,701
                                                                                    ============================
Liability:
   Depreciation and Amortization                                                    $     4,280      $      (337)
   Undistributed Earnings                                                                   549              399
   Other                                                                                  3,041               38
                                                                                    ----------------------------
     Total Liability                                                                $     7,870      $       100
                                                                                    ============================

A reconciliation between the Company's effective tax rate and the U.S. statutory rate is as follows at December 31:

                                                                         1998              1997             1996
----------------------------------------------------------------------------------------------------------------
Statutory Rate                                                           35.0%             35.0%            35.0%
Nondeductible Expenses                                                    1.6               2.3              2.2
Nondeductible Pooling Expenses                                              -               2.0                -
State and Local Income Taxes,
  Net of Federal Benefit                                                  5.3               4.0              3.8
Effect of Foreign Tax Rates
  Different than U.S. Tax Rate                                            (.2)             (1.8)             (.3)
Other                                                                     (.3)             (1.8)             2.0
                                                                       -----------------------------------------
Effective Tax Rate                                                      41.4%             39.7%            42.7%
                                                                       =========================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996 (continued)

As of December 31, 1998, the Company has not provided for withholding or applicable foreign income taxes on approximately $8.3 million of accumulated undistributed earnings of its foreign subsidiaries as they are considered by management to be permanently reinvested. If these undistributed earnings were not considered to be permanently reinvested, approximately $.3 million of deferred income taxes would have been provided.

9. EMPLOYEE BENEFIT PLANS

One of the Company's subsidiaries has a defined benefit pension plan covering approximately one-half of the Company's U.S. employees. Benefits provided by the plan are based on salary and years of service. The Company's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future. Plan assets are principally invested in equity securities and guaranteed fixed income insurance contracts.

In 1998, the Company adopted the provisions of Financial Accounting Standards Board Statement No. 132, Employer's Disclosures about Pensions and Other Postretirement Benefits ("SFAS 132"), which prescribes new disclosure requirements. Accordingly, the Company's disclosures have been restated to reflect the requirements of SFAS 132. The following table sets forth the plan's funded status and amounts recognized in the Company's balance sheets at December 31 (in thousands):

                                                                                           1998             1997
----------------------------------------------------------------------------------------------------------------
Accumulated Benefit Obligation at December 31                                       $     7,497      $     6,678
                                                                                    ============================
Change in Projected Benefit Obligation:
  Projected Benefit Obligation at Beginning of Year                                 $     7,029      $     6,000
  Service Cost                                                                              611              547
  Interest Cost                                                                             526              465
  Actuarial Loss                                                                            704              361
  Benefits Paid                                                                            (655)            (344)
                                                                                    -----------------------------
    Projected Benefit Obligation at End of Year                                           8,215            7,029
Change in Plan Assets:
                                                                                    ----------------------------
  Fair Value of Plan Assets at Beginning of Year                                          6,214            5,026
  Actual Return on Plan Assets                                                              360              804
  Company Contributions                                                                     567              728
  Benefits Paid                                                                            (655)            (344)
                                                                                    ----------------------------
    Fair Value of Plan Assets at End of Year                                              6,486            6,214
                                                                                    ----------------------------
    Funded Status                                                                         1,729              815
    Unrecognized Net Loss                                                                (1,827)            (954)
    Unrecognized Prior Service Cost                                                          20               27
                                                                                    ----------------------------
      Accrued Pension Cost                                                                  (78)            (112)
Adjustment Required to Recognize
  Additional Minimum Pension Liability before Income Taxes                                1,088              576
                                                                                    ----------------------------
    Adjusted Accrued Pension Cost                                                   $     1,010      $       464
                                                                                    ============================
Adjustment Required to Recognize
  Additional Minimum Pension Liability before Income Taxes                          $     1,088      $       576
Reversal of Prior Year Minimum Liability Adjustment                                        (576)            (547)
                                                                                    ----------------------------
  Other Comprehensive Income Before Income Taxes                                    $       512      $        29
                                                                                    ============================



The Company's required minimum funding amount of $350,000 for 1997, which is included in the above accrued pension cost, is included in current liabilities as of December 31, 1997.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996

Pension expense consists of the following for the years ended December 31 (in thousands):


                                                                         1998             1997              1996
----------------------------------------------------------------------------------------------------------------
Service Cost                                                      $       611       $       547      $       502
Interest Cost                                                             526               465              411
Expected Return on Plan Assets                                           (558)             (452)            (320)
Net Amortization and Deferral                                              22                36               65
                                                                  ----------------------------------------------
     Net Periodic Pension Cost                                    $       601       $       596      $       658
                                                                  ==============================================

Assumptions used in determining pension plan amounts were as follows:
                                                                         1998              1997             1996
----------------------------------------------------------------------------------------------------------------
Discount Rate                                                            7.0%              7.5%             7.75%
Rate of Increase in Compensation Levels                                  4.5               4.75             4.75
Expected Long-Term Rate of Return on Assets                              9.0               9.0              9.0


Certain of the Company's subsidiaries maintain profit sharing plans, established under Section 401(k) of the Internal Revenue Code, which cover the majority of full-time U.S. employees. Profit sharing contributions to the plan are at the discretion of the Company's Board of Directors and are generally tied to annual profit performance. The plan also contains a 401(k) feature whereby all eligible employees may contribute up to 15 percent of their basic compensation. The Company makes a matching contribution equal to 25 percent of the first 6 percent of each participant's voluntary contribution. The Company's total contributions related to the plan amounted to approximately $1.2 million, $.9 million, and $.9 million for the years ended December 31, 1998, 1997, and 1996, respectively.

The Company has unfunded, nonqualified deferred compensation plans for certain key executives. The plans provide, among other things, for certain deferred compensation to take effect on the employee's retirement, disability, death or other termination of employment. Long-term liabilities include approximately $1.1 million and $.9 million at December 31, 1998 and 1997, respectively, representing the present value of the benefits expected to be provided based on the employees' service to that date.

Certain of the Company's foreign subsidiaries maintain benefit plans similar to defined contribution plans for certain employees. The Company has no benefit obligations beyond the contributions that are made by the Company. The Company's total contributions related to these plans amounted to approximately $822,000, $420,000, and $400,000 for the years ended December 31, 1998, 1997, and 1996, respectively.

10. POSTRETIREMENT BENEFIT PROGRAMS

Certain of the Company's subsidiaries sponsor two defined benefit postretirement programs that cover salaried and nonsalaried U.S. employees. One program provides medical benefits, and the other provides life insurance benefits. The postretirement healthcare program is contributory, with retiree contributions adjusted annually; the life insurance program is noncontributory.

The health care program currently requires the retiree to pay 50 percent of the cost of coverage for the retiree and dependents both before and after attaining age 65. For those retiring on or after January 1, 1994, the co-pay increases at age 65 to 75 percent of the cost of coverage for the retiree and 100 percent of the cost of coverage for dependents. In addition, an employee must complete 10 years of service after age 45 to be eligible for postretirement medical coverage. The Company does not fund its postretirement health care or life insurance programs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996 (continued)

In 1998, the Company adopted the provisions of SFAS 132 and, accordingly, has retroactively adjusted its disclosures for compliance with the requirements of SFAS 132. The following sets forth the programs' status reconciled with the amount shown in the Company's balance sheets at December 31 (IN THOUSANDS):

                                                                                           1998             1997
----------------------------------------------------------------------------------------------------------------
Change in Projected Benefit Obligation:
Projected Benefit Obligation at Beginning of Year                                      $  1,226          $ 1,044
  Service Cost                                                                              103               96
  Interest Cost                                                                              72               77
  Plan Amendments                                                                           (68)              --
  Actuarial (Gain)/Loss                                                                    (106)              37
  Benefits Paid                                                                             (27)             (28)
                                                                                    ----------------------------
     Projected Benefit Obligation at End of Year                                          1,200            1,226
                                                                                    ----------------------------
Change in Plan Assets:
  Company Contributions                                                                      27               28
  Benefits Paid                                                                             (27)             (28)
                                                                                    ----------------------------
     Plan Assets at End of Year                                                              --               --
                                                                                    ----------------------------
Reconciliation of Projected Benefit Obligation and
  Total Amount Accrued:
    Funded Status                                                                         1,200            1,226
  Unrecognized Net Gain/(Loss)                                                               39              (64)
  Unrecognized Prior Service Cost                                                            64               --
                                                                                    ----------------------------
Accrued Benefit Cost Included in Long-Term
   Liabilities in the Accompanying Balance Sheet                                    $     1,303      $     1,162
                                                                                    ============================

Net periodic postretirement benefit cost includes the following components (in thousands):

                                                                         1998              1997             1996
----------------------------------------------------------------------------------------------------------------
Benefits Attributed to Service During the Period                  $       103       $        96      $        72
Interest Cost on Accumulated
  Postretirement Benefit Obligation                                        72                77               76
Net Amortization and Deferral                                              (7)               (3)               4
                                                                  ----------------------------------------------
     Net Periodic Postretirement Benefit Cost                     $       168       $       170      $       152
                                                                  ==============================================


The assumed discount rate used to measure the postretirement benefit obligation is 6.75 percent, 7.25 percent, and 7.5 percent in 1998, 1997, and 1996.

The health care trend rates assumed in the above estimates include an initial assumed rate of 9 percent, grading down to a level 5 percent in 2001 and thereafter.

The effect of a 1 percent increase in the assumed healthcare trend rates would be to increase the obligation at December 31, 1998, by approximately $121,000, and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by approximately $29,000. The effect of a 1 percent decrease in the assumed healthcare trend rates would be to decrease the obligation at December 31, 1998, by approximately $101,000, and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by approximately $23,000.

11. CAPITAL STOCK

COMMON STOCK - In September 1996, the Company's Certificate of Incorporation was amended to increase the number of authorized shares of Common Stock to 60 million shares from 15 million shares.

PREFERRED STOCK - In connection with the initial public offering, the Company authorized 5,000,000 shares of Serial Preferred Stock to be issued in one or more series, with the Board of Directors to have the authority to fix designations, preferences, powers and relative participating, optional or other rights and restrictions thereof.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996 (continued)

DIVIDENDS - The Company did not declare or pay dividends to common shareholders of NFO Worldwide, Inc. during 1998, 1997, or 1996. Dividends reflected in the accompanying statements of stockholders' equity were paid to shareholders of MBL prior to the merger (see Note 18).

STOCK SPLITS - A 3-for-2 stock split was authorized on January 5, 1996, and effected on February 5, 1996, for stockholders of record on January 22, 1996. As a result, approximately 3,375,000 additional shares of NFO Common Stock were issued. Additionally, a 3-for-2 stock split was authorized on September 17, 1997, and effected on October 15, 1997, for stockholders of record on September 30, 1997. As a result, approximately 6,850,000 additional shares of NFO Common Stock were issued. All per share and share amounts in the accompanying consolidated financial statements have been restated to reflect the above stock splits.

STOCKHOLDER RIGHTS PLAN - On October 5, 1998, the Company's Board of Directors adopted a Stockholder Rights Plan (the "SR Plan") by declaring a dividend distribution of one preferred share purchase right (a "Right") for each share of the Company's common stock. The SR Plan is intended to give the Company's Board of Directors sufficient time to respond to an unsolicited tender offer or other attempted acquisition. Under the SR Plan, Rights were issued to stockholders of record as of October 15, 1998, and will expire after ten years, unless earlier redeemed or exchanged by the Company. The Rights distribution is not taxable to stockholders.

The Rights will be exercisable only if a person or group acquires 15% or more of the Company's common stock or announces a tender offer upon the consummation of which would result in 15% ownership. Each Right will entitle stockholders to buy one one-hundredth of a share of a new series of preferred stock at an exercise price of $50. If, however, a person or group acquires 15% or more of the Company's outstanding common stock, each Right will entitle its holder, other than such person or members of such group, to purchase, at the Right's then-current exercise price, a number of the Company's common shares having a market value of twice the Right's exercise price. If the Company is acquired in a merger or other business combination transaction after a person or group has acquired 15% or more of the Company's outstanding common stock, each Right will entitle its holder to purchase, at the Right's then-current exercise price, a number of the acquiring company's common shares having a market value of twice such exercise price.

Under certain circumstances, the Company's Board of Directors may exchange the Right, in whole or in part, at an exchange ratio of one share of common stock (or one-hundredth of a share of the new series of preferred stock) per Right. Prior to the acquisition by a person or group of beneficial owners of 15% or more of the Company's common stock, the Rights are redeemable for one cent per Right at the option of the Board of Directors. Prior to such time, the terms of the Rights may be amended by the Board.

STOCK ISSUED IN EXCHANGE FOR NON-RECOURSE NOTES - In December 1994, Prognostics issued 10,000 shares of Non-Voting Common Stock (899,922 common shares of NFO post-combination, see Note 18) to an employee. The Shares were issued in exchange for a non-recourse promissory note in the amount of $40,000 secured by the issued shares. The note bears interest at 8 percent per annum payable quarterly. The outstanding principal is due in December 2000.

In August 1995, Prognostics issued 2,595 shares of Non-Voting Common Stock (233,529 common shares of NFO post-combination) to certain employees. The shares were issued in exchange for non-recourse promissory notes totaling $10,000 secured by the issued shares. The notes bear interest at 8 percent per annum payable quarterly. The outstanding principal is due in August 1999.

Approximately $7,000 and $11,000 of the above notes were repaid in 1998 and 1997, respectively, resulting in a tax benefit of approximately $1 million in 1998 and $1.75 million in 1997 reflected as an addition to additional paid-in capital. The Company has reflected the remaining notes receivable as an offset to additional paid-in capital. The fair value of the stock on the date of sale, issued in exchange for the non-recourse notes, was assumed to be equal to the face amount of the notes and, accordingly, the Company has not recognized any compensation expense under Accounting Principles Board Opinion No. 25 and related Interpretations.

STOCK OPTIONS - The Company has adopted the NFO Worldwide, Inc. Stock Option Plan (the "Stock Option Plan"), the Directors' Stock Option Plan (the "Directors' Stock Option Plan"), and a Consultant's Plan. The Plans provide for the grant of "nonqualified" options to purchase shares of Common Stock. The exercise price of the options is the market value of the Company's Common Stock

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996 (continued)

on the date of the grant. The number of shares of Common Stock reserved for issuance under the Stock Option Plan, the Directors' Stock Option Plan, and the Consultant's Plan is 4,677,250, 540,000, and 56,250 shares, respectively. If, as to any number of shares, any option granted pursuant to the Plans shall expire or terminate for any reason, such number of shares shall again be available for grant under the Plans.

Under the Stock Option Plan, options become exercisable at such time or times as determined at the date of grant and expire not more than 10 years from the date of grant. Options granted under the Stock Option Plan generally become exercisable over a three-year period at the rate of one-third of the shares awarded each year.

The Directors' Stock Option Plan provides that options on 22,500 shares be automatically granted to each nonemployee director upon initial election and that options on 15,000 shares be granted upon each occasion thereafter that the director is elected or reelected to such position. Under the Directors' Stock Option Plan, options become exercisable at any time after the six-month anniversary of the date the option was awarded and expire not more than five years from the date of grant.

Under the Consultant's Plan, the options are exercisable any time after the six-month anniversary of the date the option was awarded and expire five years from the date of grant.

The Company applies Financial Accounting Standards Board Statement No. 123, Accounting for Stock-Based Compensation, ("SFAS 123") in accounting for its stock-based compensation plans. In accordance with SFAS 123, the Company applies Accounting Principles Board Opinion No. 25 and related Interpretations for expense recognition. All stock options issued by the Company are exercisable at a price equal to the market price at the date of grant. Accordingly, no compensation cost has been recognized for any of the options granted under the Plans.

A summary of the status of the Company's plans that issue options as of December 31 and changes during the years then ending is presented below:

                                                                      Number        Weighted
                                                                     of Shares   Average Price
----------------------------------------------------------------------------------------------
Outstanding at December 31, 1995                                   1,447,875      $      6.71
Granted                                                              663,758            14.19
Exercised                                                            (99,825)            5.03
Cancelled/Expired                                                    (15,375)            7.57
                                                                 ----------------------------
Outstanding at December 31, 1996                                   1,996,433             9.27
Granted                                                              544,750            16.49
Exercised                                                           (148,550)            5.03
Cancelled/Expired                                                     (2,997)           15.17
                                                                 ----------------------------
Outstanding at December 31, 1997                                   2,389,636            11.17
Granted                                                              683,125            15.46
Exercised                                                           (184,487)            6.88
Cancelled/Expired                                                    (27,084)           14.65
                                                                 ----------------------------
Outstanding at        December 31, 1998                            2,861,190      $     12.44
                                                                 ============================
Exercisable at:       December 31, 1996                            1,014,671      $      6.67
                      December 31, 1997                            1,372,832      $      8.37
                      December 31, 1998                            1,743,590      $     10.51

Weighted-average fair-value of options granted during:                  1996      $      8.03
                                                                        1997      $      9.25
                                                                        1998      $      8.75

Available for Grant at December 31, 1998                          1,805,977


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996 (continued)

The following table summarizes information about options outstanding at December 31, 1998:

                                         Options Outstanding                            Options Exercisable
                                         -------------------                            -------------------
                                 Number                Weighted-Average             Number             Weighted-
Range of                         Outstanding     Remaining         Exercise         Exercisable        Average
Exercise Prices                  at 12/31/98     Contractual Life  Price            at 12/31/98        Exercise Prices
---------------                  -----------     ----------------  -----            -----------        ---------------
$  4.44 - $  8.50                  700,125          2.1           $   5.80              646,500      $   5.68
   8.51 -   12.50                  514,981          5.9              10.49              475,981         10.36
  12.51 -   16.50                  857,000          7.8              13.99              400,470         14.47
  16.51 -   21.07                  789,084          8.7              17.93              220,639         17.75

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions by year:

                                                                         1998              1997            1996
---------------------------------------------------------------------------------------------------------------
Risk-Free Interest Rate                                                  5.0%              6.0%            6.1%
Expected Life                                                       6.8 years         6.8 years       6.8 years
Expected Volatility                                                     53.7%               46%             46%

Had compensation cost for the Plans been determined based on the fair value at the grant dates for awards under those Plans consistent with the method described in SFAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands of dollars, except per share data):


                                                                         1998              1997            1996
---------------------------------------------------------------------------------------------------------------
Net Income:
   As Reported                                                    $    14,490       $    12,505      $   10,616
   Pro Forma                                                      $    11,513       $     9,380      $    8,937
Basic Earnings Per Share:
   As Reported                                                    $       .68       $       .62      $      .53
   Pro Forma                                                      $       .54       $       .46      $      .45
Diluted Earnings Per Share:
   As Reported                                                    $       .67       $       .60      $      .51
   Pro Forma                                                      $       .53       $       .45      $      .43

The Company cautions that because the SFAS 123 method of accounting is only applied to options granted in 1995 and thereafter, the resulting proforma results may not be representative of results to be expected in future years.

12.  INTEREST EXPENSE, NET

Interest expense, net, consists of the following for the
years ended December 31 (IN THOUSANDS):
                                                                         1998              1997             1996
----------------------------------------------------------------------------------------------------------------
Interest Income                                                   $      (588)      $       (259)    $      (420)
Interest Expense                                                        4,338                928             458
                                                                  ----------------------------------------------
     Total                                                        $     3,750       $        669     $        38
                                                                  ==============================================

13.   EARNINGS PER SHARE

Earnings per share have been restated to give effect to the Company's stock splits (Note 11). The following table reconciles the net income and weighted average number of shares included in the basic earnings per share calculation to the net income and weighted average number of shares used to compute diluted earnings per share (in thousands):

                                                                         1998              1997             1996
----------------------------------------------------------------------------------------------------------------
Net income Used for Basic and Diluted Earnings Per Share          $    14,490       $    12,505      $    10,616
                                                                  ==============================================

Weighted Average Number of Shares Outstanding
   Used for Basic Earnings Per Share                                   21,154            20,265           19,911
     Dilutive Stock Options                                               397               460              741
     Contingently Issuable Common Shares                                  153               107               94
                                                                  ----------------------------------------------
         Weighted Average Number of Shares Outstanding
           and Common Share Equivalents Used for
           Diluted Earnings Per Share                                  21,704            20,832           20,746
                                                                  ==============================================

14.   SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information consists of the following for the years ended
December 31 (IN THOUSANDS):
                                                                         1998              1997             1996
----------------------------------------------------------------------------------------------------------------
Cash Paid During the Period for:
  Interest                                                        $     2,806      $       786       $      462
                                                                  ==============================================
  Income Taxes                                                    $     6,263      $     6,844       $    7,813
                                                                  ==============================================
Noncash Investing and Financing
Activities:
  Increase in Goodwill Resulting
    from Contingent Purchase
    Price Earned (Note 18)                                        $     4,631       $     4,797      $     3,733
                                                                  ==============================================
  Liabilities Assumed
    in Acquisitions (Note 18)                                     $   135,489       $       617      $     1,018
                                                                  ==============================================

15.   MAJOR CUSTOMERS

No single customer accounted for more than 10 percent of net revenues during 1998, 1997, or 1996.

16.  COMMITMENTS AND CONTINGENCIES

The Company has employment agreements with its principal executives and certain other key employees. These agreements generally do not extend more than three years and contain renewal options.

Pursuant to certain acquisition related purchase and sale agreements (see Note
18), the Company is contingently liable to make additional purchase price ("Earnout") payments, provided the acquired companies achieve certain pre-defined earnings targets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996 (continued)

17.   QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

Quarterly results were as follows (in thousands, except per share data):

                                                       First            Second            Third            Fourth
                                                       -----            ------            -----            ------
1998:
  Revenues                                          $  50,243         $  65,003        $  65,486         $  94,619
  Earnings before Taxes and Minority Interest           4,323             7,654            4,744             8,636
  Net Income                                            2,481             4,366            2,561             5,082
  Basic Earnings per Share                                .12               .21              .12               .24
  Diluted Earnings per Share                              .12               .20              .12               .23
1997:
  Revenues                                          $  42,020         $  47,025        $  49,340         $  51,844
  Earnings before Taxes and Minority Interest           4,671             5,683            5,980             6,072
  Net Income                                            2,351             2,722            3,201             4,231
  Basic Earnings per Share                                .12               .13              .16               .21
  Diluted Earnings per Share                              .11               .13              .15               .20


Earnings per share is computed independently for the quarters reported, therefore the sum of the quarterly earnings per share may not equal the per share total for the year. The second and third quarter results of 1997 include charges associated with the pooling transaction expenses incurred as the result of the Prognostics and MBL acquisitions.

18. ACQUISITIONS AND JOINT VENTURES

On November 20, 1998, the Company acquired all of the outstanding shares of capital stock of Infratest Burke Aktiengesellschaft Holding ("Infratest Burke"). Founded in 1947, Infratest Burke is headquartered in Munich and ranks as one of the top four custom marketing research firms in Europe with 35 offices in 15 countries. The Company believes the combination of NFO and Infratest Burke created the sixth largest marketing research firm in the world, and one of the top three custom marketing research companies globally. The total acquisition cost of DM 248 million (US $149 million) includes the stock purchase of DM 205 million (US $123 million) and the assumption of approximately DM 43 million (US $26 million) of pre-existing debt. The purchase price of DM 205 million (US $123 million) was paid DM 200 million (US $120 million) in cash at closing, with the remaining DM 5 million (US $3 million) payable in cash over the next two and one-half years.

On October 23, 1998, the Company acquired City Research Group Plc ("City Research"). City Research, founded in 1978 and headquartered in London, England, is a leading U.K. marketing research firm specializing in commercial banking. The Company acquired all the outstanding stock of City Research for total consideration of approximately $2.4 million, $1.5 million paid in cash at closing and the remainder payable over the next two years in cash and stock based on City Research achieving certain earnings targets.

On October 1, 1998, the Company acquired Donovan Research Pty. Ltd. ("Donovan"). Donovan, founded in 1974 and headquartered in Perth, Australia, is a full service custom research agency with a leading position in fast-moving consumer goods, public policy, tourism, customer satisfaction and continuous tracking research. In addition to its own branded products, AdTest and Packtest, Donovan is also the exclusive regional licensee of MarketMind(TM), a global brand tracking system acquired by NFO in March 1998. The Company acquired substantially all the net assets of Donovan for cash consideration of approximately $1.6 million, $1.3 million paid at closing and the remainder payable over the next two years based on Donovan's achievement of certain earnings targets.

On August 31, 1998, the Company acquired Stochastic International Pty. Ltd. ("Stochastic"). Stochastic is the developer of the Stochastic Reaction Monitor continuous brand tracking system, which provides guidance on brand positioning to more than 60 companies in 33 countries. Stochastic was founded in 1981 and is headquartered in London. The Company acquired substantially all the net assets of Stochastic for a total purchase price of approximately $2.5 million, $2 million payable at closing in equal amounts of cash and newly issued shares of NFO common stock and the balance payable at the end of the next two years. A further amount is payable in cash at the end of three years, providing that Stochastic achieves certain revenue targets during the third year.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996 (continued)

On April 3, 1998, the Company acquired CF Group, Inc. ("CF Group"). Founded in 1932, CF Group operates three companies in Canada: Canadian Facts, the largest custom marketing research organization in Canada, Applied Research Consultants ("ARC"), and Burke International. CF Group is headquartered in Toronto and has client service offices in Montreal, Ottawa and Vancouver. The Company acquired 100 percent of the outstanding stock of CF Group for a total purchase price of approximately CDN $20 million, 70 percent payable at closing, with 75 percent in cash and 25 percent in newly issued shares of NFO common stock. The remaining 30 percent of the purchase price will be payable in cash and stock over the next two years based on CF Group achieving certain earnings targets.

On March 4, 1998, the Company acquired MarketMind Technologies ("MarketMind") and Ross-Cooper-Lund ("RCL"). MarketMind owns and licenses the MarketMind(TM) system, which uses proprietary software that combines a set of key diagnostic measures together with the integration, interactive analysis and display of multiple streams of longitudinal data. RCL is a research-based consulting firm focused on brand-building strategies and is the exclusive licensee of the MarketMind(TM) system in the United States. In separate transactions, the Company acquired substantially all the net assets of each company for the combined consideration of $16.6 million. Of the total purchase price, $12.45 million or 75 percent was paid at closing, while the remaining 25 percent will be payable in cash based upon each company achieving certain earnings targets over the next two years. Approximately 85 percent of the closing consideration was paid in cash, and the remainder in newly issued shares of NFO common stock.

The 1998 acquisitions have been accounted for as purchases. Accordingly, the Company's financial statements include the results of operations from the effective date of the respective acquisitions. The initial purchase price allocations were based on preliminary estimates of fair market value and are subject to revision. The above 1998 acquisitions include allocations to goodwill of $126.6 million.

The following unaudited pro forma summary presents the condensed consolidated results of operations as if the 1998 acquisitions had occurred on January 1, 1997, and do not purport to be indicative of what would have occurred had the acquisitions been made at that date or of the results which may occur in the future. The pro forma effects of MarketMind, Stochastic, City Research, and Donovan are not material and therefore are not included in the following amounts for the year ended December 31 (in thousands, except per share data):

                                                       1998        1997
                                                       ----        ----
Revenues                                         $  444,592   $ 379,250
Net Income                                           10,905       8,963
Basic Earnings Per Share                                .51         .44
Diluted Earnings Per Share                              .50         .43

On December 12, 1997, the Company acquired CM Research Group Limited. Headquartered in Auckland, New Zealand, CM Research Group is the leading provider of custom marketing research in New Zealand, and one of the larger marketing research organizations in Australia. The Company acquired 100 percent of the outstanding stock of CM Research Group for a purchase price of approximately $8.8 million, including the assumption of debt. Of the total purchase price, 30 percent is payable based on CM Research Group's achieving certain earnings targets during the two years following the date of acquisition. All amounts are payable 75 percent in cash and 25 percent in newly issued shares of NFO Common Stock.

On May 28, 1997, the Company acquired Access Research, Inc. Access is a research-based financial services consulting firm specializing in the retirement market. The entire purchase price of approximately $4.0 million was paid in cash at closing.

The 1997 acquisitions have been accounted for as purchases. Accordingly, the Company's financial statements include the results of operations from the effective date of the respective acquisitions. The above 1997 acquisitions include allocations to goodwill of $9.3 million. The pro forma effects of these acquisitions were not material to the 1997 results.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996 (continued)

On August 15, 1996, the Company acquired The SPECTREM Group, Inc. ("Spectrem"). Spectrem provides niche consulting and acquisition and divesture advisory services in the trust and investment areas. Of the total purchase price, approximately $2.4 million was paid at closing, 50 percent in cash and 50 percent in newly issued shares of NFO Common Stock. The remaining purchase price is due in cash based on Spectrem's earnings, as defined, during the three years following the date of acquisition. For the two years ended August 31, 1998, the amount of additional purchase price actually earned was approximately $1.2 million.

On January 3, 1996, the Company acquired Migliara/Kaplan Associates, Inc. ("M/K") and substantially all the net assets of Chesapeake Surveys, Inc. ("CSI"). M/K is a full-service health care marketing information company with offices in Baltimore, Maryland and Princeton, New Jersey. CSI, a sister company of M/K, provides data collection and survey services such as focus groups and random telephone interviews. Of the total purchase price, approximately $11.45 million was paid at closing, approximately 31 percent of which was paid in cash and 69 percent in newly issued shares of NFO Common Stock. Additional portions of the purchase price were due based on M/K earnings, as defined, during the three years following the date of acquisition and payable approximately 30 percent in cash and 70 percent in NFO Common Stock. For the three years ended December 31, 1998, the amount of additional purchase price earned was approximately $11.9 million, including $3.6 million in cash and $8.3 million in shares of the Company's common stock.

On January 3, 1996, the Company acquired Plog Research, Inc. ("Plog"). Plog supplies syndicated marketing research products, as well as marketing and forecasting services, to the travel and tourism industries. Of the total purchase price, approximately $5 million was paid at closing, 50 percent in cash and 50 percent in newly issued shares of NFO Common Stock. Additional portions of the purchase price were due based on Plog's earnings, as defined, during the three years following the date of acquisition and payable equally in cash and the Company's Common Stock. For the three years ended December 31, 1998, the amount of additional purchase price earned was approximately $.1 million.

The 1996 acquisitions include allocations to goodwill and customer lists of $24.9 and $5.6 million, respectively. The 1996 acquisitions described above were accounted for as purchases and their results of operations have been included in the accompanying consolidated financial statements from their respective dates of acquisition.

On July 11, 1997, the Company issued 2,046,363 shares of NFO Common Stock to acquire all of the outstanding stock of The MBL Group plc ("MBL"), a leading international marketing research firm with 27 offices in 17 countries throughout the UK, the Middle East, and Asia.

On April 1, 1997, the Company issued 2,589,720 shares of NFO Common Stock to acquire 100% of the outstanding stock of Prognostics, a leading provider of survey-based quantitative customer satisfaction research to information technology companies worldwide. Founded in 1981, Prognostics is headquartered in Palo Alto, California and has additional offices in Boston and London, as well as an affiliate relationship in Japan.

The acquisitions of MBL and Prognostics were accounted for as poolings of interests. As a result, the accompanying financial statements have been restated to reflect the combined results of NFO, Prognostics, and MBL for all periods presented.

In addition, the Company has entered into agreements with the minority shareholders of the various MBL subsidiaries to repurchase a portion of such shareholders' minority shares during 1997. The consideration for this initial purchase of the minority interests was approximately $14.5 million, of which $11.1 million was paid in cash and $3.4 million via the issuance of 216,850 newly issued shares of NFO Common Stock. The remaining minority interests will then be repurchased in July 2000 based on the higher of (a) a multiple of average profits for the three years ending December 31, 1999 or (b) the original valuation. The purchase of the minority interests in MBL's subsidiaries was accounted for using the purchase method of accounting. The minority interest purchases resulted in an allocation of $13 million to goodwill. The pro forma effects of these minority interest purchases are not material.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996 (continued)

19.   INVESTMENTS IN AFFILIATES

At December 31, 1996, the Company had a 42 percent interest in Merac WLL, a marketing research company based in Bahrain and the Company had a 40 percent interest in MBL Research and Consultancy Group (P), Ltd., a marketing research company based in India. During 1997, as part of the MBL minority interest purchases discussed in Note 18, the Company acquired a majority interest in these affiliates. These affiliates have been consolidated since the majority interest acquisition date.

The Company, through Infratest Burke, has investments in various affiliates. The largest of these affiliates, Burke, Inc., is a Cincinnati-based marketing research firm in which Infratest Burke has a 50 percent interest. NFO's interest in the activities of these affiliates resulted in income of approximately $154,000 in 1998, which is reflected in equity interest in net loss of affiliated companies on the consolidated income statements.

The Company entered into agreements in 1995 with IPSOS, S.A. ("IPSOS"), a major European marketing research firm, and LT Participations ("LT"), an IPSOS affiliate, to launch access panel activities in Europe. Under the terms of the agreements, the Company, IPSOS, and LT have agreed to launch joint venture companies in five western European countries, of which four are currently operational. The Company initially has approximately an 18 percent interest in each joint venture but has the option, at its own discretion, to increase its ownership interest to 50 percent prior to July 2002 by purchasing LT's interest. LT has the right to sell its joint venture interests to the Company anytime after July 1998. As part of these agreements, the Company has purchased a comparable portion of IPSOS' existing access panel businesses in Germany and France.

During 1998 and 1997, the Company invested approximately $65,000 and $820,000 respectively, in these joint ventures. NFO's portion of the IPSOS joint ventures' activities resulted in a loss of $210,000, $291,000, and $453,000 during 1998, 1997, and 1996, respectively, which is reflected in equity interest in net loss of affiliated companies on the consolidated income statements.

The Company's carrying amount of the above investments is reflected in other assets in the accompanying consolidated balance sheets.

20. SEGMENT DATA

The Company has three operating segments as defined by the provisions of Financial Accounting Standards Board Statement No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131"), North America, Europe and Australasia and the Middle East. Intersegment sales are generally recorded at market or equivalent value. Operating income by geographic segment consists of net sales less related costs and expenses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996 (continued)

Operating segment and geographic disclosures as required by SFAS 131 are as follows as of and for the years ended December 31 (IN THOUSANDS):

                                                                         1998              1997             1996
----------------------------------------------------------------------------------------------------------------
Revenues:
   North America                                                  $   189,626       $   143,760      $   118,638
   Europe                                                              50,349            24,838           20,420
   Australasia and the Middle East                                     40,141            24,893           17,622
                                                                  ----------------------------------------------
     Total Operating Segments                                         280,116           193,491          156,680
   Intersegment Revenues                                               (4,765)           (3,262)          (1,737)
                                                                  ----------------------------------------------
     Total Revenues                                               $   275,351       $   190,229      $   154,943
                                                                  ==============================================

United States (country of domicile)                               $   170,083       $   143,760      $   118,638
All Foreign Countries Combined                                        110,033            49,731           38,042
Intersegment Revenues                                                 (4,765)            (3,262)          (1,737)
                                                                  ----------------------------------------------
     Total Revenues                                               $   275,351       $   190,229      $   154,943
                                                                  ==============================================

Depreciation and Amortization:
   North America                                                  $     6,978       $     5,786      $     4,602
   Europe                                                               1,426               347              274
   Australasia and the Middle East                                      1,487               689              360
                                                                  ----------------------------------------------
     Total Operating Segments                                           9,891             6,822            5,236
   Unallocated Corporate Expenses                                         103                70               46
                                                                  ----------------------------------------------
     Total Depreciation and Amortization                          $     9,994       $     6,892      $     5,282
                                                                  ==============================================

Operating Income:
   North America                                                  $    29,620       $    25,666      $    23,227
   Europe                                                               5,583             2,055            1,173
   Australasia and the Middle East                                        950             2,114            2,579
                                                                  ----------------------------------------------
     Total Operating Segments                                          36,153            29,835           26,979
   Unallocated Corporate Expenses                                      (6,825)           (6,560)          (5,602)
                                                                  ----------------------------------------------
     Total Operating Income                                       $    29,328       $    23,275      $    21,377
                                                                  ==============================================

Total Assets:
   North America                                                  $   449,524       $   224,784      $   140,956
   Europe                                                             234,612            11,751            8,496
   Australasia and the Middle East                                     30,573            32,207           10,814
                                                                  ----------------------------------------------
     Total Operating Segments                                         714,709           268,742          160,266
   Elimination of Investment in Subsidiaries                          (75,839)          (43,752)         (26,672)
   Elimination of Intersegment Receivables                           (188,051)          (55,027)          (8,387)
   Unallocated Corporate Assets                                           979               311              236
                                                                  ----------------------------------------------
     Total Assets                                                 $   451,798       $   170,274      $   125,443
                                                                  ==============================================

Long-Lived Assets:
   North America                                                  $    26,681       $    16,616      $    10,886
   Europe                                                              14,999             1,049            1,078
   Australasia and the Middle East                                      2,458             1,941              766
                                                                  ----------------------------------------------
     Total Operating Segments                                          44,138            19,606           12,730
   Unallocated Corporate Assets                                           334               311              236
                                                                  ----------------------------------------------
     Total Long-Lived Assets                                      $    44,472       $    19,917      $    12,966
                                                                  ==============================================

United States (country of domicile)                               $    25,138       $    16,616      $    10,886
All Foreign Countries Combined                                         19,000             2,990            1,844
Unallocated Corporate Assets                                              334               311              236
                                                                  ----------------------------------------------
     Total Long-Lived Assets                                      $    44,472       $    19,917      $    12,966
                                                                  ==============================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996 (continued)

21.   SUBSEQUENT EVENT

On March 26, 1999, the Company successfully completed the private placement of $7 million in Senior Notes and $8 million in Senior Subordinated Notes, the proceeds of which will be used to reduce existing debt. The Senior and Subordinated Notes bear interest at the fixed rates of 7.52 percent and 9.84 percent, respectively, and are due November 15, 2008. The Senior and Subordinated Notes are to be repaid in equal annual installments of $1 million and $2.67 million beginning in 2002 and 2006, respectively. With the placement of these Notes, the Company satisfied certain provisions contained in its Series A and Series B Senior Notes dated November 20, 1998, thereby reducing the annual interest rates on those Notes.